UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-42508

FBS Global Limited

(Exact name of registrant as specified in its charter)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

Tel: +65 62857781

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreements

Between September 2024 and February 2026, FBS Global Limited (the “Company”) was awarded eight separate contracts and sub-contracts for various construction-related works in Singapore. The aggregate total contract and sub-contract value is S$104,831,270. The works generally comprise additions and alterations, renovations, new building erection, thermal insulation installation, drywall partition systems (including lead-lined variants), false ceiling works, interior design and fit-out elements, retrofitting of existing structures including new annex blocks, and ancillary workers’ dormitory facilities. Of these awards, four are sub-contracts where the Company was engaged by main contractors appointed by the Singapore government. These four government-related sub-contracts have a combined value of S$46,253,096 and involve specialized public infrastructure works including thermal insulation to slab soffits, drywall partitions with lead lining and false ceilings, and large-scale retrofitting of public buildings and annex blocks. These projects highlight the Company’s expertise in delivering high-specification construction services to the Singapore public sector.

Any reference in this Form 6-K to a “contract,” “contract sum,” or other amounts does not represent revenue or anticipated future revenue of the Company. No guarantee or representation is made that the Company will be entitled to all or any portion of such amounts. The Company is still in the process of performing these contracts, and there can be no assurance that the Company will be able to perform them in whole or in part. Actual revenue, if any, will depend on the Company’s performance under the relevant agreements and recognition in accordance with applicable accounting standards.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FBS Global Limited

Date: February 26, 2026	By:	/s/ Ang Poh Guan
Ang Poh Guan
Executive Director and Chief Executive Officer